UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on January 20, 2022, Guardforce AI Co., Limited (the “Company”) issued warrants to several investors for the purchase of 11,879,993 ordinary shares, par value $0.003 per share (the “Ordinary Shares”) of the Company (the “Private Warrants”), pursuant to a Securities Purchase Agreement (the “January 2022 SPA”), at an initial exercise price of $1.30 per share. On April 6, 2022, the Company and certain investors entered into a securities purchase agreement (the “April 2022 SPA”), pursuant to which the Company agreed to sell to such investors an aggregate of 8,739,351 Ordinary Shares in a registered direct offering (the “Registered Direct Offering”). As a result of the Registered Direct Offering, the exercise price of the Company’s Private Warrants was adjusted to $1.15 pursuant to the antidilution provisions of s warrants. A total of 453,845 Private Warrants were exercised from April 2022 to today. As of July 11, 2022, we have an aggregate of 15,122,196 warrants issued and outstanding, including 3,696,048 IPO warrants (the “Public Warrants”) and 11,426,148 Private Warrants. On July 12, 2022, the Company entered into warrant solicitation inducement letters (the “Inducement Letters”) with several accredited investors that are existing holders (collectively, the “Exercising Holders”) of its Private Warrants wherein the investors agreed to exercise 5,581,918 outstanding Private Warrants (the “Existing Warrants”) to purchase an aggregate of 5,581,918 Ordinary Shares for cash, at an exercise price reduced by the Company from $1.15 per share to $0.238 per share (the “Warrant Exercise”). In consideration for the immediate exercise of the Existing Warrants for cash, the Company will issue one-half (1/2) of an Ordinary Share (the “Share Consideration”) for each Warrant Exercise. As a result, the Exercising Holders will receive approximately 2,790,959 Ordinary Shares as Share Consideration. The Company expects to receive aggregate net proceeds of approximately $1.23 million from the exercise of the Existing Warrants by the Exercising Holders, after deducting fees and expenses. As a result of the Warrant Exercise, the exercise price of the Company’s Public Warrants is being adjusted to $0.16 and the exercise price of the Company’s Private Warrants is being adjusted to $0.238, which is the floor price of the Private Warrants, pursuant to the antidilution provisions of both warrants. The Company will send notices to warrant holders regarding the adjustment of exercise price on July 13, 2022.

In addition, in connection with the transactions contemplated by the Inducement Letters, the Company obtained waivers and amendments from the requisite investors under the January 2022 SPA and the April 2022 SPA to eliminate the prohibition on variable rate transactions set forth in such agreements.

EF Hutton, division of Benchmark Investments, LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

The issuance of the Ordinary Shares upon exercise of the Existing Warrants was conducted pursuant to the Company’s registration statements on Form F-3, previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on February 9, 2022. The Ordinary Shares issued pursuant to the Share Consideration described above was offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors.

This report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Attached to this report on Form 6-K as Exhibit 10.1 is a copy of the form of Inducement Letter between the Company and the several Exercising Holders.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated July 12, 2022 titled “Guardforce AI Enters into Warrant Exercise Transaction for $1.33 Million in Gross Proceeds”.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit	Description
10.1	Form of Inducement Letter
99.1	Press Release, dated July 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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